BlackRock Massachusetts Tax-Exempt Trust (“MHE”)

77D  Policies with respect to security investments

On June 7, 2013, the Board approved removing MHE's investment policy of investing at least 80% of its total assets in tax-exempt obligations issued on behalf of Massachusetts non-for-profit health and education institutions ("Massachusetts Health & Education Obligations").  MHE will continue to maintain its other 80% policies, including (i) to invest at least 80% of its total assets in obligations that are deemed to be “investment grade” and (ii) to invest its assets so that, during any fiscal year, at least 80% of the income generated by the Trust will be exempt from regular Federal income taxes and Massachusetts personal income taxes and from the Federal alternative minimum tax. This investment policy amendment went into effect on August 13, 2013 and MHE no longer restricts its investments to Massachusetts Health & Education Obligations as of such date.